Artemis Acquisition Corp

Hyperion Acquisition Corp.

Kronos Ventures Corp.

Neptune Acquisition Corp.

Oceanus Acquisition Corp.

Pacific Quest Ventures Corp.

2000 Hamilton Street, #943

Philadelphia, PA 19130

Tel/Fax: (215) 405-8018

Email: wtay@56k.net

June 7, 2012

VIA EDGAR TRANSMISSION & EMAIL

Attention: Justin Dobbie, Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Artemis Acquisition Corp.

Amendment No. 1 to Form 10

Filed June 7, 2012

File No.: 000-54678

Hyperion Acquisition Corp.

File No.: 000-54679

Kronos Ventures Corp.

File No.: 000-54680

Neptune Acquisition Corp.

File No.: 000-54681

Oceanus Acquisition Corp.

File No.: 000-54682

Pacific Quest Ventures Corp.

File No.: 000-54683

Dear Mr. Dobbie:

We have filed our first amendment to our Form 10 Registration Statement on the EDGAR filing system. The changes are made in response to your comments. The paragraph numbers below correspond to the numbered comments in your May 23, 2012 Comment Letter, followed by our response to such comment.

General

  Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refiling when you have addressed all of our comments.

Response: We have chosen to address your comments without withdrawing our Form 10. We understand that the original registration statement on Form 10 will automatically become effective 60 days after filing and we will be subject to the reporting requirements under Section 13(a) of the Exchange Act upon effectiveness.

  Please explain why you have elected to file six separate Form 10 registration statements at this time, given that none of the six entities has assets and you state you do not have immediate plans to conduct an acquisition. We also note that a separate reporting obligation will be triggered for each Form 10 upon effectiveness.

Response: Our sole officer and director, William Tay, has elected to file six separate Form 10 registration statements at this time because he desires to have an inventory of at least 6 blank check companies for future business combinations, and that he believes a black check company with a longer SEC reporting history under the Exchange Act is more attractive to a potential merger candidate, than a newly formed blank check company with limited or no SEC reporting history. Furthermore, we confirm to you of our understanding that a separate reporting obligation will be triggered for each of the Form 10 upon effectiveness.

  Please confirm that any revisions or additions made in response to our comments have been made to each of the six separate Form 10 registration statements.

Response: We confirm to you that all revisions or additions made in response to your comments have been made to each of the six separate Form 10 registration statements as filed with the Commission on the EDGAR filing system.

  Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your prospectus to:…

Response: We have disclosed under “Item 1 – Business, (a) Business Development” (in page 3 of the 3rd paragraph) that we are an “emerging growth company” (“EGC”), and further added a discussion about EGC under the title “EMERGING GROWTH COMPANY,” in page 6. Furthermore, we have added a risk factor in page 10 (see new risk factor entitled “Opt-In Right For Emerging Growth Company”) to discuss about our election to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2), as well as a discussion about this in page 17, under Item 2 – Financial Information, in the 2nd paragraph.

Item 1. Business, page 3

  Please revise your business section to disclose the fact that as of the most recent audited period you have generated no revenues or earnings from operations and possess no assets or financial resources.

Response: We have revised this section (in page 3 of the 2nd paragraph under “(a) Business Development”) to disclose that we have generated no revenues or earnings from operations, possess no significant assets or financial resources and have no cash on hand. We have also disclosed that our independent auditor’s report has expressed substantial doubt about our ability to continue as a going concern.

Form of Acquisition, page 4

  Please revise to clarify what you mean by “very limited” when describing how much time your sole officer and director will devote to your business prior to an acquisition, perhaps by indicating the number of hours per week he will dedicate to your business. Please also update the risk factor on page 7 related to this same issue.

Response: We have revised this section (in page 5 of the 5th paragraph) to disclose and updated a risk factor in page 12 (updated risk factor entitled “Management intends to devote only a limited amount of time to seeking a target company…”), that our sole officer and director, Mr. Tay, will devote approximately five hours per week to our business until the acquisition of a successful business opportunity has been identified.

  If true, expand your disclosure in the third paragraph of page 5 to clarify that your sole officer and director has no experience in identifying suitable businesses for a business combination.

Response: We have disclosed (in page 5 of the 6th paragraph) that our sole officer and director, Mr. Tay, is not a professional business analyst and in all likelihood will not be experienced in matters relating to the target business opportunity. We further disclosed that Mr. Tay’s inexperience and the fact that the analysis and evaluation of a potential business combination is to be taken under his supervision may adversely impact our ability to identify and consummate a successful business combination. We have added a new risk factor entitled “Our sole officer and director is not a professional business analyst…” (in page 10 of the 4th paragraph) to disclose this also. There is no guarantee that Mr. Tay will be able to identify a business combination target that is suitable for us.

  Please revise your disclosure here and throughout to estimate the sum required to consummate a business combination, or provide an estimated range based upon various factors likely to impact the cost of a business combination.

Response: We have disclosed in this section (in page 5 of the 4th paragraph) and in “Management’s Discussion and Analysis or Plan of Operation” or MD&A section (in page 17 – under MD&A), that it would cost an estimated $10,000 to pay for legal and accounting fees to consummate a business combination.

Item 1A. Risk Factors, page 6

  Please add a risk factor to discuss the current economic conditions and how they may affect your ability to complete an acquisition or a reverse merger.

Response: We have added a risk factor (in page 10) to discuss the “Current economic conditions may preclude us from entering into a merger or acquisition and obtaining funding.”

The time and cost of preparing a private company to become a public reporting company, page 7.

  To the extent possible, please revise your disclosure to provide estimates of significant registration and compliance costs.

Response: We have revised this risk factor (in page 12 of the 5th paragraph) to disclose that the estimated cost for registration and compliance by some target companies is estimated to be approximately $10,000.

Item 2. Financial Information, page 13

Management’s Discussion and Analysis or Plan of Operation, page 13

  We note that you do not appear to have any funds in your treasury, as your current disclosure in the fourth paragraph of this section appears to indicate. Therefore, please revise to discuss in greater detail and clarity how you will be able to meet the costs of being a public reporting company and the costs of investigating and analyzing business opportunities.

Response: We have revised this section (in page 17 of the last paragraph) to disclose that we believe we will be able to meet the costs of filing Exchange Act reports during the next 12 months through use of funds to be loaned to or invested in us by Mr. Tay, our sole officer, director and shareholder, or other investors, and that if we enter into a business combination with a target entity, we will require the target company to pay the acquisition related fees and expenses as a condition precedent to such an agreement.

  Please revise to clarify which stockholders, management or other investors have indicated their intentions to advance additional funds to the company as needed to cover costs.

Response: We have revised to disclose in this section (in page 17 of the last paragraph) that “to date, we have had no discussions with our sole shareholder, officer and director, Mr. Tay, or other investors, regarding funding and no funding commitment for future expenses has been obtained. If in the future we need funds to pay expenses, we will consider these and other yet to be identified options for raising funds and/or paying expenses. Obviously, if Mr. Tay, or other investors, does not loan to or invest sufficient funds in us, then we will not be able to meet our SEC reporting obligations and will not be able to attract a private company with which to combine.”

  In light of your competitive disadvantage, please revise this section to discuss your strategy for successfully identifying and completing business combinations when you will be competing against entities that possess greater financial, technical and managerial capabilities.

Response: We have disclosed (in page 19 of the 2nd paragraph) how we plan to search for merger acquisition targets.

  We note that you may consider businesses that are in need of additional funds for expansion or an established business in need of additional capital. Please provide support for how you can provide such additional capital given your limited resources and revise to disclose the challenges and risks likely associated with combining with a business that has such capital requirements.

Response: We have disclosed (in page 18, of the 2nd paragraph) that we believe that the public company status that results from a combination with our company will provide a company in need of additional capital greater access to the capital market, increase its visibility in the investment community, and offer the opportunity to utilize its stock to make acquisitions. However, there is no assurance that we will have greater access to capital due to our public company status, and therefore a business combination with an operating company in need of additional capital may expose us to additional risks and challenges. In the alternative, a business combination may involve the acquisition of, or merger with, a company which does not need substantial additional capital, but which desires to establish a public trading market for its shares, while avoiding, among other things, the time delays, significant expense, and loss of voting control which may occur in a public offering. Furthermore, we have disclosed (in page 18 of the 3rd paragraph) that we have no immediate funds available for any target business due to our financial position.

Current Blank Check Company Experience, page 16

  Please disclose whether Mr. Tay has any past blank check company experience. If so, please indicate a brief discussion and his role. Please also revise the discussion of Mr. Tay’s business experience on page 15, as applicable.

Response: We have revised this section to disclose (in page 20, under a revised heading, “Prior and Current Blank Check Company Experience”) Mr. Tay’s past and current blank check company experience, including a brief discussion of the companies and his role. We have also revised the discussion of Mr. Tay’s business experience and past activities (on page 20 of the 1st paragraph).

Item 6. Executive Compensation, page 16

  We note that you adopted a policy whereby the offer of any post-transaction employment to members of management will not be a consideration in your decision whether to undertake a proposed transaction. Please review to balance this disclosure by clarifying that there is no guarantee that this policy will be adhered to at the time of making a transaction determination.

Response: We have revised to disclose (in page 24, last sentence of the 2nd paragraph) that we cannot guarantee the policy will be adhered to at the time of making a transaction determination.

  You state that Mr. Tay has not received any “cash” remuneration since inception. Item 402(m) of Regulation S-K requires you to discuss all compensation, including cash and non-cash items. We note that Mr. Tay received stock in exchange for services rendered to the company. Please revise your executive compensation disclosure accordingly.

Response: We have revised this entire section (starting in page 23 of the last paragraph), and included a “Summary Compensation Table,” (in page 24) to disclose information concerning cash and non-cash compensation paid by us to our named executive officer, Mr. Tay. We have also disclosed in this section, the issuance of shares to Mr. Tay for his services in forming our company and developing our business concept and plan.

Item 12. Indemnification of Directors and Officers, page 19

  Please revise to delete the second paragraph of this section, or reconcile and combine it with the preceding paragraph, as it appears to merely repeat the disclosure contained in the first paragraph.

Response: We have deleted the second paragraph (see page 27).

Notes to the Financial Statements, page F-6

  Please revise the notes to the financial statements to refer to Accounting Standards Codification references instead of pre-codification references (“SFAS,” “FAS,” “APB,” etc.).

Response: Our auditor has revised the notes to the financial statements with updated ASC codification replacing the FASB numbers.

Other

  Provide a currently dated consent from the independent registered public accountant in any amendment.

Response: A currently dated consent (see page 40) from the independent registered public accountant is included in the amended filings, and will also be included in any future amendment filings.

Closing Comments

Response: In response to your Closing Comments, we acknowledge to the Commission that:

-          the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-          the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to your comments. Comments or questions regarding this letter may be directed to the undersigned via email at wtay@56k.net, or by mail to the address stated on the front of this letter.

Thank you for your attention.

Respectfully yours,

Artemis Acquisition Corp.,

Hyperion Acquisition Corp.,

Kronos Ventures Corp.,

Neptune Acquisition Corp.,

Oceanus Acquisition Corp. and

Pacific Quest Ventures Corp.

/s/ William Tay

By: William Tay

Title: President and Director